Filed by HNI Corporation

(Commission File No.: 001-14225)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Steelcase Inc.

(Commission File No.: 001-13873)

August 4, 2025

The following is a transcript of the investor call held by HNI Corporation on August 4, 2025:

08 - 04 - 2025

HNI Corp

Investor Update Call

________________________________________

CORPORATE SPEAKERS:

Matt McCall

HNI Corporation; Vice President, Investor Relations and Corporate Development

Jeffrey Lorenger

HNI Corporation; Chairman, President, and Chief Executive Officer

Sara Armbruster

Steelcase Inc.; President and Chief Executive Officer

Vincent Berger

HNI Corporation; Executive Vice President and Chief Financial Officer

PARTICIPANTS:

Steven Ramsey

Thompson Research Group; Analyst

David MacGregor

Longbow Research; Analyst

Greg Burns

Sidoti & Company; Analyst

Reuben Garner

Benchmark Company; Analyst

PRESENTATION:

Operator^  Thank you for standing by.  (Operator Instructions).  At this time, I would like to welcome everyone to the HNI Corporation Investor Call to discuss HNI's agreement to acquire Steelcase.

All lines have been placed on mute to prevent any background noise.  After the speaker's remarks, there will be a question and answer session.  (Operator Instructions) I would now like to turn the call over to Mr. McCall.  Please go ahead.

Matt McCall^  Good morning.  My name is Matt McCall.  I'm Vice President Investor Relations and Corporate Development at HNI Corporation.  Thank you for joining us to discuss HNI's agreement to acquire Steelcase, which we announced earlier this morning.

With me today on the call are Jeff Lorenger, Chairman, President and CEO of HNI Corporation, Sara Armbruster, President and CEO of Steelcase, and VP Berger, Executive Vice President and Chief Financial Officer of H&I Corporation.

We have posted a slide presentation with additional information about the proposed transaction on the Investors section of our website, under Events and Presentations.  We encourage you to read the slide presentation in its entirety.

Statements made during this call that are not strictly historical facts, are forward-looking statements, which are subject to known and unknown risks.  Actual results could differ materially.

The news release and slide presentation posted on our website and on the SEC website include additional factors and risks that could affect actual results.  The Corporation assumes no obligation to update any forward-looking statements made during the call or contained in the news release.

I'm now pleased to turn the call over to Jeff Lorenger  Jeff?

Jeffrey Lorenger^  Good morning.  Thank you for joining us.  It is an exciting day for both HNI Corporation and Steelcase, and I'm looking forward to walking you through this transformational acquisition.

I will begin with an overview of the compelling strategic rationale before passing the call over to Sara to share her perspectives on the transaction.  I will then provide an overview of Steelcase and explain why we are so excited about the opportunity.  Next, VP will provide some financial highlights of the combined companies.  Finally, we will open the call for your questions.

This acquisition brings together the two companies with highly complementary dealer networks, brand portfolios, and customer segments.  Before I discuss the strategic merits of the combination, it is important to note that there are no plans to change the dealer partnerships, brand distribution, or sales forces of HNI or Steelcase.  Our partnerships and strong commitment to our dealers and their ongoing success remains our collective priority.

With this foundational backdrop, we see many strategic benefits from this combination.  First, with Steelcase joining the HNI family, we'll be more -- we will more effectively reach and serve a broader range of customers from small and medium-sized businesses to the largest global organizations.

Second, we will bring together several of the industry's most respected and widely recognized brands.  Together, HNI and Steelcase will be even better positioned to meet the evolving needs of the workplace.

Third, HNI and Steelcase have capabilities that fit very well together.  We will unite a strong innovation engine with operational excellence to accelerate delivery of more advanced and diverse solutions to customers.

Fourth, this acquisition will be highly accretive and is fully aligned with HNI's strategic framework, which is focused on driving long-term profitable growth.  Finally, as in-office work trends accelerate, we will be better positioned to capture industry tailwinds and unlock new opportunities by reaching more customers in more places with more solutions.  This is truly a great day for both HNI and Steelcase.

Now, let me introduce Sara, so she can share her thoughts on the transaction.

Sara Armbruster^  Thanks, Jeff, and good morning, everyone.  This is an incredibly exciting day for all of us at Steelcase, and I'm pleased to share how joining HNI Corporation will create greater value for our shareholders, customers, dealers, and employees.

For more than 100 years, Steelcase has been driven by our purpose of helping the world work better.  We've established ourselves as an innovator and thought leader, always keeping our customers' needs at the forefront of everything we do.  And over the past several years, we've reshaped our business by adding new capabilities and teams, launching next-generation products, and embracing new technologies.

As part of HNI, we will continue pursuing our strategy of enhancing the work experience and helping people do their best work wherever work happens.  And that's why I'm so confident that this is a win for all of our stakeholders.

This transaction offers immediate and significant value at an attractive premium.  And as a more diversified and resilient industry leader, we'll bring together complementary brands and reach more customers, providing even more upside from this combination.

Following the close of the transaction, we will continue to operate at Steelcase with our current brand strategy.  And through our combined capabilities with HNI, we'll be even better positioned to deliver for all of our stakeholders.

This transaction is a testament to the incredible efforts of more than 11,000 people whose talent, dedication, and passion are what makes Steelcase the industry leader that we are today.  I've enjoyed getting to know Jeff and the HNI management team, and it's clear that they share our deep commitment to investing in employees and operating with excellence.

So, I look forward to the exciting ways in which this transformative combination will shape the industry, and deliver significant benefits to our customers, dealers, and employees.  And now, I will turn it back to Jeff.

Jeffrey Lorenger^  Thank you, Sara.  The feeling is certainly mutual.  This process has been highly collaborative and has provided valuable insights into the capabilities of the talented Steelcase team.  I'm excited about our future together.

Many of this -- many on this call know Steelcase well, but I want to take a moment to provide an overview of the company, and why we think this combination is a very strong fit.

Steelcase's global footprint includes almost 800 dealer locations in more than 80 countries.  By maintaining and growing Steelcase's distribution networks and strong corporate relationships, HNI will have a broader coverage across multiple customer segments within the workplace furnishings industry.

Steelcase is known industry-wide as a thought leader with a portfolio of design forward brands.  We have long admired Steelcase for its research-led approach, which helps deliver insights and innovative product design for customers around the world.

As we bring these two organizations together, our recent M&A experience and our disciplined integration approach give us confidence in our ability to successfully combine our capabilities and deliver cost energies.

The successful integration of Kimball International has proven we have a playbook utilizing cross-functional teams, focused on the right priorities, driving processes that deliver results.  Combined, we'll have an enhanced financial profile that will increase our ability to invest in operational and transformative strategies for the benefit of our customers, dealers, and members.

To provide more detail about the financial highlights of the transaction, I will now pass the call over to VP.  VP?

VP Berger^  Thanks, Jeff.  I'll walk through the financial terms of the deal, and then we'll highlight why this is a compelling opportunity for our shareholders.

The total cash and stock consideration of Steelcase common shareholders is approximately $2.2 billion.  This implies a price per share of $18.30 to Steelcase shareholders, and reflects an enterprise value multiple of approximately 5.8 times pro forma-adjusted EBITDA, including $120 million of annual run rate cost synergies and the projected net debt at the time of closing.

Following completion of the transaction, HNI shareholders will own approximately 64% of the combined company, and Steelcase shareholders owning the remaining 36%.

From a financing standpoint, the net leverage expected to be approximately 2.1 times at closing, as defined by our credit agreement.  The modest level of leverage and our track record of strong cash flow generation will provide continued balance sheet flexibility to support future growth initiatives.

This -- the transaction, which is expected to close by the end of the calendar year 2025, is subject to approval by the HNI and Steelcase shareholders, the receipt of required regulatory clearances, and the satisfaction of other customary closing conditions.

Together, our companies have a very compelling operational footprint, which will help the combined organization get products to more customers in more places.  This complementary combination will also enhance our ability to serve diverse customer segments from small and medium-sized businesses to the largest corporations.  We'll also expand our offerings across a wide range of vertical segments, including healthcare, education, and hospitality customers.

As we combine our capabilities, we expect to maximize the combined organizations' effectiveness and unlock significant cost synergies.  We expect to realize $120 million in annual run rate cost synergies.  These cost savings opportunities will contribute significantly to our overall profit margins.

We expect the transaction to be highly accretive to non-GAAP earnings per share beginning in 2027, with the expected accretion of 50 cents to 60 cents before the impact of purchase accounting.

Additionally, we expect our complementary brand and product portfolios to provide longer-term revenue growth opportunities from an enhanced dealer network.  At this time, we are assuming no revenue synergies in the current accretion projections.

A few additional comments on our balance sheet and cash flow.  As part of our integration process, we will also focus on generating strong cash flow in order to quickly deleverage and maintain flexible balance sheets.

With net leverage expected to return to pre-acquisition levels within 18 to 24 months.  We expect our pro forma cash flow to significantly benefit from cost synergies and working capital efficiencies, as well as, from organic volume growth.

The combination of our consistent cash flow generation and strong balance sheet will continue to provide a high degree of financial flexibility and capacity for investment.  We also remain committed to continuing our quarterly dividend policy and opportunistically returning capital to shareholders through share repurchases.

In summary, upon closing, we expect the total annual net sales of the combined company to be approximately $5.8 billion with a pro forma EBITDA of $745 million inclusive of synergies.  This is equal to a strong adjusted EBITDA margin of nearly 13%.

With that, I will pass it back to Jeff for some concluding comments.

Jeffrey Lorenger^  Thanks, VP.  It is important to note that HNI and Steelcase share a deep commitment to respecting people, protecting our planet, operating with excellence, and acting with integrity.  These shared values will be the cornerstone of our integration efforts.

Before we open the call to your questions, I wanted to update the investment thesis we have been sharing with you in recent quarters.

We believe the workplace industry is returning to growth after five years of softness.  We expect our residential building products business to outperform the housing and R&R markets, while maintaining its strong EBIT margins in the high teens.

And we continue to have elevated EPS visibility from our Mexico operation and KII synergies, which will expand workplace EBIT margins.  These items will lead to a fourth and fifth straight year of double digit non-GAAP EPS growth in 2025 and 2026.  Now, with the addition of Steelcase, we will extend our consecutive years of double digit non-GAAP earnings growth performance to at least six years.

In closing, we could not be more excited about the future as we bring together our combined capabilities to create new career growth opportunities for team members and dealer partners, deliver more value for customers, and further support and invest in the communities where we operate.

We will now open the call to your questions.

QUESTION & ANSWER:

Operator^  (Operator Instructions) Your first question comes from one of Steven Ramsey with Thompson Research Group.  Please go ahead.

Steven Ramsey^  Good morning.  Happy Monday.  I wanted to think about the topic that was highlighted on the call just a few days ago from you guys on the co-mingling of sales between contract and SMB products that you have within HNI, and how combining with Steelcase can potentially widen that opportunity?  And then, maybe the second level question is, how can you do that when you have separate maintained dealer networks at the local level?

Jeffrey Lorenger^  Yes.  Steven, first, let me tell you that -- let me let me start with the benefits of what we just covered for the -- for our combined companies.  Also, I think strongly apply to our distribution partners on both sides.

We have complimentary -- we have complimentary capabilities at the manufacturer level that I think trickle down to, also, the -- and apply to our dealer partners.  So, I do want to state, again, we bring different strengths to each other in the distribution space.

We have strengths in geographic markets and coverage, product focus.  And therefore, the position we start with is, we have no plans to change the dealer partnerships because they're both critical and doing well, and the brand distribution, or the sales forces.

Now, having said that, obviously, over time, as we get to know each other further, there will be -- we see it right now in our business that there is comingling and in customers today want flexibility, the floor plate, and the more great products we have over time, they can get comingled in.

But, I think it's -- I think it's something that happens in our business and it happens naturally.  It doesn't really happen as a -- as a -- as a forced March.  So, again, I think we start from position to strength.  The dealers know their markets best, they know their customers best, we've learned that, Steelcase has learned that, and the partnership will unlock comingling opportunities, I'm sure, as customers look at their -- look at their needs in the -- in the commercial interior space.

Steven Ramsey^  Okay.  That's helpful.  And then, what about the seating production facility in Mexico that is in its early days, but, definitely, a positive for margins for HNI.  Is there an opportunity to bring Steelcase seating brands into this facility and raise the benefits of that facility to the combined company?

Jeffrey Lorenger^  Steven, I think there's a -- there's all kinds of potential downstream effects that I think are positive, but we haven't really gotten to that level of detail.  We've really focused on the people, the customer profiles, the dealer partners, and the team.  And that's how you're going to unlock some of this going forward.

But, look, there's going to be -- there's going to be opportunities in the network over time.  I'm certain of that.  But, we don't really have anything quantified today in that regard or -- nor do we -- do we -- are we prepared to talk about it.

Steven Ramsey^  Okay.  That's fair.  And last quick one for me, the Europe, or the international segment for Steelcase, had some challenges profitability wise over time.  Do you have any early perspectives and insights on how you guys will manage it as part of the combined company?

Jeffrey Lorenger^  Look, we'll work closely with Steelcase.  I'm looking forward to getting closer to that business.  They have some great people, some great footprint, great dealers by all accounts from where we sit, and we just have to get more fidelity to that business and understand what they're doing.

I know the team has been working hard in that business and it's got upside.  So, we need to -- like a lot of this, it's very early days, Steven, but we'll get close to that and, hopefully, have some perspective.

And -- but I can tell you, they are extremely focused on that and they have been, and I think there's some great assets in the network there.

Steven Ramsey^  Sounds great.  Congratulations to everyone.

Jeffrey Lorenger^  Thank you.

Operator^  Your next question comes from the line of David MacGregor with Longbow Research.  Please go ahead.

David MacGregor^  Yes.  Good morning, and congratulations on the transaction.  I guess, I wanted to -- you mentioned that there are no revenue synergies in the forecast synergy numbers that you're sharing this morning.

Are you able to talk, at least, conceptually about revenue synergy opportunities and how you're thinking about that longer-term, and just some of the more immediate examples that may come to mind?

Jeffrey Lorenger^  David, look, I mean, like I was mentioning to Steven, I think there's always -- there's always opportunities when you put two great companies together like this that will exist.  And -- the comingling of price mixing, and fit and function, form and style, we've already started to see some of that.  And as we get to know their dealer partners and customers better, and they get to know our dealer partners and customers better, I'm sure there'll be opportunities.

We've seen it already.  But, we just haven't really -- we haven't really done that work yet, because, what we really want to do is maintain the strong revenue streams we have today and get to know the sales forces, get to know the dealers with more fidelity.  And then, those revenue streams will, I'm sure, be worked with a lot of diligence, careful thoughtfulness over time.  But, we don't really have that mapped out right now.

And the deal -- the deal wasn't -- we didn't -- we didn't put that into the deal dynamics and the transaction numbers either at this point.  So, that would be upside.

David MacGregor^  Great.  And just a second question for me would just be on a very high level.  As you think about a little further down the road, once you've got these two businesses fully integrated, how do you think about the investment opportunity?  Where does the combined business invest?  What are the priorities longer-term in an industry that's clearly consolidating?

Jeffrey Lorenger^  Yes.  I think we've talked about -- we both have strategic initiatives under flight, and we'll probably take the time to reset with their team and our team and refocus our priorities.

But, I can tell you, making it easier to do business for our dealer partners, all the way through the value chain, there'll be some -- I think we have investments going there, they have investments going there, bringing our operational capabilities together to find the best process available.

That's the beauty of something like this.  You have two great businesses that are hands down working on some great stuff and we will bring those together, we'll remix the priorities in a way that we -- the investments make sense, and we can get a two for one in many respects.

And so, I think the investments to start with will be -- candidly, there'll be -- there'll be people investments, there'll be distribution investments, there'll be -- there'll ease of doing business with data, and AI investments, and all of those things are -- it's an exciting time to, really, pick each other's brain on how we remix those investments.

David MacGregor^  Got it.  Thanks, Jeff.  Congratulations.

Jeffrey Lorenger^  Yes, thank you.

Operator^  The -- your next question comes from the line of Greg Burns with Sidoti & Company.  Please go ahead.

Greg Burns^  Good morning.  So it sounds like you're kind of leaving the dealer networks alone for now, but are there any potential dissynergies to combining the two companies?  I know you have some open line distribution brands or -- is there any areas where you feel like there might be dissynergy?

Jeffrey Lorenger^  We don't -- we don't really see that, Greg, at this point. Net-net, we don't see -- we see more upside than dissynergies.  I mean, we have two complementary organizations.  Our open line brands kind of compete kind of all over now.

And so, I think that only -- when you think about this question, you that provides probably upside.  We don't really see a lot of downside there.  You talk about vertical markets and the combination of some of the strengths we have and some of the verticals putting those together, we think that that is net-net positive as well.

So, look, there's always risk of -- there's always risk of loss.  We're not naive to that.  But we're pretty bullish on minimizing any of that and starting from position to strength and going forward.

Greg Burns^  Okay.  And then, in terms of the accretion that you mentioned, I think 50 cents to 60 cents, was that the total number or is that just what you expect in '27?

VP Berger^  Yes, that's just '27.  So when we think about accretion, it's accretion positive before purchase count even in year one a bit.  So we just got to get through that.  We got to figure out what the intangibles are going to be in the amortization.  But as you get into '27, as the synergies we talked about kick in, the 50 cents to 60 cents is what we expect for the year of 2027, obviously, before the intangible amortization.

The key -- and I think the key there too is that's just going to continue to grow from an incremental benefit as we layer in our purpose-driven initiatives to drive towards the $120 million.

Greg Burns^  Okay.  And then, you mentioned your -- the Kimball playbook, so I just wanted to talk about kind of your expectations for the synergies.  Because, I think, when you initially acquired Kimball, you came out with like a $25 million number, and that went way up over the course of time.  So, can you just talk about maybe that $120 million number and your expectations for maybe potential upside to that?

VP Berger^  Yes.  I mean, the Kimball learning certainly informed us.  Jeff talked about discipline integrated approach.  So, we've taken those learnings and we've looked at the business, and we feel comfortable with the $120 million.  We looked at it from a SG&A standpoint and a COG standpoint.

But, like Jeff mentioned, even on the -- on the front-end of the business, these are early days.  So we'll get in there and start working with the business, and make sure that we take a thoughtful approach.  This isn't about how fast.  This is about doing it with the right cadence.  So, that's why we feel comfortable with the $120 million.

Greg Burns^  Okay.  And I know Steelcase have their own initiatives.  I think they had a $50 million kind of COGS cost program that they were working through.  Is the $120 million inclusive of that or exclusive?  Are they still doing those types of internal initiatives?  And I know they have an ERP kind of transition going on.  Is that still going to be continuing?

VP Berger^  Yes, I'll kind of hit each of those.  So, this is exclusive of that, not inclusive.  So the initiatives that Steelcase has been working on in their global footprint, those are still going.  So the $120 million that I'm talking about or that we're talking about is incremental.

And we've accounted for the ERP.  So we still -- I know they've shared on the calls their plans and their plans is still to take that live and we've accounted for that in our ongoing plan.

Jeffrey Lorenger^  Yes.  I don't know, Sara, if you want to make any comments on that and make sure we hit that --

Sara Armbruster^  Yes.  No.  I --

Jeffrey Lorenger^  -- accurately.

Sara Armbruster^  Thanks.  Yes.  No, I think you said it exactly right.  So, as you said, we continue to work hard on those initiatives and continue to drive the improvements that we've had baked in our plan and that we've talked about with all of you and with investors.  And as this goes forward, lots of details to be worked out about how those play out over the long run.  But we're not -- yes, we're not slowing down.

Jeffrey Lorenger^  Great.

Greg Burns^  Okay.  Great.  Thank you.

Jeffrey Lorenger^  Yes.

Operator^  Your next question comes from the line of Reuben Garner with Benchmark Company.  Please go ahead.

Reuben Garner^  Thank you.  Good morning, guys, and congrats on the deal.  Just a --

Jeffrey Lorenger^  Thanks, Reuben.

Reuben Garner^  -- a follow-up on the -- on the synergy side, the mix -- or the breakdown of the cost synergies between COGS and SG&A is a little different than the Kimball side.  I guess, two-part question.

One, can you talk about why there is more of a tilt towards COGS than the Kimball deal?  What kind of examples of procurement savings are there from this one that maybe weren't there with Kimball?

And then, secondarily, the percentage of revenue seems similar for both deals.  I know this question was asked already, but was the process the same in determining the amount of the synergies, and, therefore, we can, potentially, see quite a bit of upside, or is the law of larger numbers at play here?  Just any color you could give on how you came up with this number.  Thanks.

VP Berger^  Yes.  I mean, there is a slight difference between the mix.  The Kimball mix was two-thirds, one-third, COGS, two-thirds, op expenses, one-third.  This is a little bit more in COGS.

There's a lot of things that go into that, Reuben, when you look at size of business, the complexity, the procurement spend.  So, I would say, the philosophy is very similar, whether it's two-thirds, one-thirds, or 70/30.  So I don't think there's much difference when I think about it that way.

When I think about the difference of the businesses, the public company costs and things associated with a business this size, versus the business of Kimball, that drives a little bit of the difference.

But, as it relates to conservatives, I think -- you kind of know our approach, we're going in with a number we believe we can hit, and as we thoughtfully go through it, we'll reassess as we go.  But we're confident in the $120 million.

Reuben Garner^  Got it.  And then, the last, I don't know, couple years, Steelcase's made a concerted push in some kind of non-traditional office areas, if you will, whether it's healthcare, education, smaller businesses.

Would that be a similar approach to kind of the dealer network, where there's no reason to change that kind of go-to-market strategy, or are there, kind of, ways that you can do it together?

Because I know that, particularly with the Kimball addition, you guys are in some of those spaces already as well.

Jeffrey Lorenger^  Yes.  I think -- I think what I would say to that, Reuben, is, there's some attractive market coverage in those verticals, whether it'd be healthcare, education.  We like our -- we like our collective positions in there, and certain dealers do that well.  And so, we'll get -- as I said earlier, as we get more fidelity and get to know kind of the networks, we'll see where those connection points run.

But, the benefit is we've got -- we got product -- they've got some products that hit the education space at a certain level in a certain way.  We have the -- we have products that hit the education space at a certain level, a certain way.  So, we'll look at those markets and address, bring our assets to bear in a way that makes sense.

Reuben Garner^  Great.  Thanks for the detail, guys, and congrats, again.

Jeffrey Lorenger^  Thanks.

Operator^  Your next question comes from the line of David MacGregor with Longbow Research.  Please go ahead.

David MacGregor^  Yes, thanks for taking the follow-up.  Jeff, do you anticipate any concentration issues, or are there going to be any places where you anticipate sort of regulatory requirements of divestiture?

Jeffrey Lorenger^  Yes.  No, David, we plan to have clearance.  We're going to run the normal process, but we don't expect any issues or delays based on what we've been advised at this point.

David MacGregor^  Okay.  And, Sara, a question for you.  Why now?  I mean, Steelcase has been, I guess, approached in the past, but what makes this the right time?

Sara Armbruster^  I think -- I think things come together when the pieces fall into place.  And I think we -- as we started talking with Jeff and exploring this more, we really saw a pretty compelling logic for how this transaction could be a win for our shareholders, our customers, our dealer partners, and our employees.

And in many ways, I think this is sort of a natural evolution of the journey that we've been on, and I'm excited about the opportunities for this combination to help us continue to advance this industry as part of -- as part of HNI.

David MacGregor^  Great.  Thanks, and congrats again.

Jeffrey Lorenger^  Thanks.

Operator^  I'll now turn the call back over to Mr. Lorenger for closing remarks.  Please go ahead.

Jeffrey Lorenger^  Well, hey, thank you.  Appreciate everyone's time today.  And I just want to also mention, again, really appreciate all the Steelcase members we've met and employees to this point, and congratulate the HNI members to get to this point.

It's an exciting time for both companies and look -- a lot of work ahead, but look very much forward to what we have in front of us.  The future looks really bright from my seat.  So, thanks, everybody.  Appreciate it.

Operator^  Ladies and gentlemen, this concludes today's call.  Thank you all for joining, and you may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.Steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8-K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”